EXHIBIT 99.5

   SECOND AMENDMENT TO THE ACCEPTANCE INSURANCE COMPANIES INC.
     EMPLOYEE STOCK OWNERSHIP AND TAX DEFERRED SAVINGS PLAN


          The Acceptance Insurance Companies Inc. Employee Stock
Ownership and Tax Deferred Savings Plan (as merged, amended and restated effective July 1, 1993) (the "Plan") hereby is amended, effective May 24, 1994, as follows:

Section 3.02(a) of the Plan is amended to read as follows:

     Section 3.02 Employer Discretionary ESOP Contributions and
     Forfeitures.

     (a) Amount. The amount of the Employer discretionary ESOP contribution to the Plan, if any, for each Plan Year shall be determined by an annual resolution of the Employer's board of directors and shall be paid in cash or in shares of Company Stock as determined by such board; provided, however, that the Employer discretionary ESOP contribution shall not exceed Five Hundred Thousand Dollars ($500,000), cash or equivalent value in shares, per annum. If no such resolution is adopted by the board of directors by the last day for payment of the contribution under paragraph (b) below, the contribution shall be deemed to be zero for the Plan Year. To the extent an Employer contribution is used to pay or prepay obligations under an Exempt Loan, the payment is referred to herein as "Exempt ESOP Loan Employer Contributions". All other Employer ESOP contributions, if any, are referred to herein as "Other ESOP Employer Contributions."

Section 3.02 of the Plan is amended to add the following language:

     Section 3.02(i) Holding Period for Officer Participants.

     (i) With respect to Employer discretionary ESOP contributions allocated to the account of a Participant who is subject to Section 16 with the Securities and Exchange Act of 1934 (the "Exchange Act"), as amended, equity securities of the Company allocated pursuant to such Employer discretionary ESOP contributions shall be held for six months from the date of allocation or, in the case of a derivative security within the meaning of Rule 16b-3(c) promulgated under the Exchange Act, at least six months elapsed from the date of allocation of the derivative security which is the subject of the Employer discretionary ESOP contribution to the date of disposition of the derivative security (other than upon exercise or conversion) or its underlying equity security.

Section 3.03(a) of the Plan is amended to read as follows:

     Section 3.03 Tax Advantaged Employee 401(k) Contributions.

     (a) Amount. For each Plan Year, a Participant may, but is not required to, direct the Employer to make cash contributions to an Employee Contribution Account (which contributions are not includable in the Participant's gross income for federal income tax purposes) in any whole percentage of Compensation, from 1% to a maximum percentage of 15% of his Compensation actually paid for the Plan Year (or such lower maximum percentage as determined and set from year to year by the Plan Administrator or as permitted in view of Employer contributions for the year and the limitations of Section 3.07). Each Participant shall file a written election with the Plan Administrator, on a form prescripted by the Plan Administrator, specifying the percentage of his Compensation to be contributed by the Employer in accordance with the procedure described in
          Section 2.02(c). A Participant's first election shall remain in effect until revoked or changed by the Participant. A Participant may revoke his election and stop making Employee contributions at any time by filing a revocation with the Plan Administrators; such revocation shall become effective for the next payroll date if received by the Plan Administrator at least 10 business days prior to such date. A Participant may increase or decrease the percentage of his Employee contributions only as of the payroll date coincident with or immediately following each January 1, April 1, July 1 or August 1 by filing a new written election with the Plan Administrator at least 20 business days in advance of such payroll date.

          A Participant who is subject to Section 16 of the Securities and Exchange Act (the "Exchange Act") and who ceases making Employee contributions pursuant to this Section, or reduces such Participant's Employee contributions to a nominal level, shall not be eligible to make Employee contributions until six months have elapsed from the decision to cease participation, or reduce participation to a nominal level, as provided by Rule 16b-3(d)(2)(i)(C) promulgated under Section 16(b) of the Exchange Act.

Section 3.04(a) of the Plan is amended to read as follows:

     Section 3.04 Employer Matching Contributions.

     (a) Amount. For each Plan Year, the Employer may, but is not required to, contribute an amount equal to a percentage, as determined by the Employer's board of directors, of the total before-tax contributions made by each Participant for the Plan Year. Notwithstanding anything in the Plan to the contrary, the Employer, through its board of directors, shall have complete discretion to determine the amount or level of matching contributions; provided, however, that such matching contributions shall not exceed Two Hundred Fifty Thousand Dollars ($250,000) per annum. In no event shall such contributions be required with respect to any given Plan Year.

Section 10.01(a) of the Plan is amended to read as follows:

     Section 10.01 Amendment of the Plan.

     (a) Company's Right to Amend. The Company reserves the right to make any amendment or amendments to the Plan, with or without retroactive effect, which, accept as provided in Article III of the Plan, do not cause any part of the Fund to be used for, or diverted to, any purpose other than the exclusive benefit of Participants and their Beneficiaries, and which do not operate to deprive any Participant or Beneficiary of any vested rights hereunder; provided, however, that:
          (1) the Company may make any amendment it determines necessary or desirable, with or without retroactive effect, to comply with ERISA or the Code, or regulations issued thereunder; and (2) that the allocation provisions set forth in Section 3.02 shall not be amended more than once every six months, other than to comport with changes in the Code, ERISA, or regulations issued thereunder. Amendment of the Plan shall be made by resolution of the Company's board of directors, or by any person or persons authorized by resolution of said board to make amendments as authorized.

Section 11.11 shall be added to the Plan and shall read as follows:

     Section 11.11 Compliance with Section 16 of the Securities
Exchange Act of 1934.

     With respect to Participants subject to Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act"), transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3, promulgated under the Exchange Act, or its successors under the Exchange Act. To the extent any provision of the Plan or action by the Plan Administrators fails to comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Plan Administrators.

          IN WITNESS WHEREOF, this Second Amendment to the Employee Stock Ownership and Tax Deferred Savings Plan has been approved by the Board of Directors of Acceptance Insurance Companies Inc., and is hereby executed as of the 24th day of March, 1994.


                              ACCEPTANCE INSURANCE COMPANIES INC.


                                   Kenneth C. Coon
                              By ________________________________
                                   Kenneth C. Coon
                                   Chairman and Chief Executive
                                   Officer